Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE FIRST QUARTER ENDED
OCTOBER 28, 2017

Contact:	John Van Orden, CFO
(973) 467-2200
john.vanorden@wakefern.com
Springfield, New Jersey – December 5, 2017 – Village Super Market, Inc. (NASDAQ:VLGEA) today reported its results of operations for the first quarter ended October 28, 2017.

Net income was $3,016,000 in the first quarter of fiscal 2018 compared to $4,109,000 in the first quarter of the prior year. Net income decreased 27% in the first quarter of fiscal 2018 compared to the prior year due primarily to a same store sales decrease and higher operating and administrative expenses.

Sales were $386,474,000 in the first quarter of fiscal 2018, a decrease of 0.8% compared to the first quarter of the prior year.  Same store sales decreased 0.8% due primarily to four competitor store openings.  Although the Company cannot accurately determine the precise impact of inflation or deflation on operations due to changes in product mix, customer buying patterns and competitive factors, we estimate that product prices experienced slight inflation as increases in most departments were offset partially by deflation in the pharmacy and meat departments. The Company expects same store sales in fiscal 2018 to range from a 2.0% decrease to flat.

Gross profit as a percentage of sales increased to 26.88% in the first quarter of fiscal 2018 compared to 26.85% in the first quarter of the prior year primarily due to a favorable change in product mix and increased departmental gross margin percentages partially offset by increased warehouse assessment charges from Wakefern and increased promotional spending.

Operating and administrative expense as a percentage of sales increased to 23.88% in the first quarter of fiscal 2018 compared to 23.39% in the first quarter of the prior year due primarily to increased payroll costs. Payroll costs increased due primarily to reduced operating leverage as a result of the same store sales decrease and investments in service departments and training initiatives.

Village Super Market operates a chain of 29 supermarkets under the ShopRite name in New Jersey, Maryland and northeastern Pennsylvania.
Forward Looking Statements
All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of changing energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; the success of establishing ShopRite’s presence in the Maryland market; and other factors detailed herein and in the Company’s filings with the SEC.

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended
	October 28, 2017	October 29, 2016

Sales	$386,474	$389,692

Cost of sales	282,595	285,044

Gross profit	103,879	104,648

Operating and administrative expense	92,292	91,131

Depreciation and amortization	6,235	6,063

Operating income	5,352	7,454

Interest expense	(1,105)	(1,117)

Interest income	900	688

Income before income taxes	5,147	7,025

Income taxes	2,131	2,916

Net income	$3,016	$4,109

Net income per share:
Class A common stock:
Basic	$0.23	$0.32
Diluted	$0.21	$0.29

Class B common stock:
Basic	$0.15	$0.21
Diluted	$0.15	$0.21

Gross profit as a % of sales	26.88%	26.85%
Operating and administrative expense as a % of sales	23.88%	23.39%